As filed with the Securities and Exchange Commission on October 13, 2020

Registration No. 333-235856

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

GOLDMAN SACHS BDC, INC.

(Exact Name of Registrant as Specified in Charter)

200 West Street

New York, NY 10282

(Address of Principal Executive Offices)

(212) 902-0300

(Area Code and Telephone Number)

Jonathan Lamm

Caroline Kraus

Goldman Sachs BDC, Inc.

200 West Street

New York, NY 10282

(212) 902-0300

(Name and Address of Agent for Service)

Copies to:

Thomas J. Friedmann, Esq. Eric Siegel, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 Telephone: (617) 728-7100 Fax: (617) 426-6567	Cynthia M. Krus, Esq. Steven B. Boehm, Esq. Eversheds Sutherland (US) LLP 700 6th Street NW Washington, D.C. 20001 Telephone: (202) 383-0100 Fax: (202) 637-3593

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

Calculation of Registration Fee Under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)(4)
Common Stock, par value $0.001 per share	198,780,000.00 shares	N/A	$3,744,000,000.00	$485,971.20

(1)

The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement described in the enclosed document. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee and calculated pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, the aggregate offering price of the Common Stock was calculated as follows: (a) 200,000,000.00, the estimated number of Common Stock of Goldman Sachs Middle Market Lending Corp. to be exchanged and cancelled for the Registrant’s Common Stock, multiplied by (b) $18.72, the book value per share of the securities.

(3)	Based on a rate of $129.80 per $1,000,000 of the proposed maximum aggregate offering price.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-235856) of Goldman Sachs BDC, Inc. (as amended, the “Registration Statement”) is being filed solely for the purpose of updating certain exhibits to the Registration Statement. Other than Item 16 of Part C of the Registration Statement, no changes have been made to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note and Part C of the Registration Statement. The other contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 15. Indemnification.

As permitted by Section 102 of the DGCL, GSBD has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to GDBC or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to GSBD or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

GSBD’s certificate of incorporation and bylaws provide that all directors, officers, employees and agents of GSBD will be entitled to be indemnified by GSBD to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, GSBD is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court will deem proper.

Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of GSBD has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding.

Section 145(d) of the DGCL provides that in all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it will be made by GSBD only if it is consistent with the 1940 Act and as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person to be indemnified has met the applicable standard of conduct set forth in those subsections. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (4) by the stockholders.

Section 145(e) authorizes GSBD to pay expenses (including attorneys’ fees) incurred by an officer or director of GSBD in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the person to whom the advancement will be made to repay the advanced amounts if it is ultimately determined that he or she was not entitled to be indemnified by GSBD as authorized by Section 145. Section 145(e) also provides that such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of GSBD, or persons serving at the request of GSBD as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as GSBD deems appropriate.

Section 145(f) provides that indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of such Section are not to be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 145(g) of the DGCL provides, in general, that a corporation will have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. GSBD has obtained liability insurance for the benefit of its directors and officers.

Section 102(b)(7) of the DGCL allows GSBD to provide in its certificate of incorporation a provision that limits or eliminates the personal liability of a director of GSBD to GSBD or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not limit or eliminate the liability of a director (1) for any breach of the director’s duty of loyalty to GSBD or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. GSBD’s certificate of incorporation will provide that GSBD’s directors will not be liable to GSBD or GSBD stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended.

The GSBD Administration Agreement provides that GSBD will indemnify and hold the Administrator harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator resulting from any claim, demand, action or suit in connection with the Administrator’s acceptance of the GSBD Administration Agreement, any action or omission by it in the performance of its duties hereunder, or as a result of acting upon any instructions reasonably believed by it to have been duly authorized by GSBD or upon reasonable reliance on information or records given or made by GSBD or GSAM, provided that this indemnification will not apply to actions or omissions of the Administrator, its officers or employees in cases of its or their own negligence, bad faith or willful misconduct.

GSBD expects that each underwriting agreement will provide that GSBD will indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect thereof.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of GSBD pursuant to the foregoing provisions, or otherwise, GSBD has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by GSBD of expenses incurred or paid by a director, officer or controlling person of GSBD in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, GSBD will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

(1)	Certificate of Incorporation (Incorporated by reference to Exhibit (a) to pre-effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File No. 333-187642), filed on March 3, 2015).

(2)	Bylaws (Incorporated by reference to Exhibit (a) to pre-effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File No. 333-187642), filed on March 3, 2015).

(3)	Not applicable.

(4)(a)	Agreement and Plan of Merger by and among Goldman Sachs BDC, Inc., Goldman Sachs Middle Market Lending Corp., Evergreen Merger Sub Inc. and Goldman Sachs Asset Management, L.P., dated as of December 9, 2019 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00998), filed on December 9, 2019).

(4)(b)	Amended and Restated Agreement and Plan of Merger by and among Goldman Sachs BDC, Inc., Goldman Sachs Middle Market Lending Corp., Evergreen Merger Sub Inc. and Goldman Sachs Asset Management, L.P., dated as of June 11, 2020 (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (file no. 814-00098), filed on June 11, 2020).

(5)(a)	Indenture, dated October 3, 2016, between Goldman Sachs BDC, Inc. and Wells Fargo Bank, National Association, as Trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00998), filed on October 3, 2016).

(5)(b)	Form of 4.50% Convertible Note Due 2022 (Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 814-00998), filed on October 3, 2016).

(5)(c)	Form of Indenture (Incorporated by reference to Exhibit (d)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-214506), filed on January 19, 2017).

(5)(d)	Form of Subscription Certificate (Incorporated by reference to Exhibit (d)(4) to the Registrant’s Registration Statement on Form N-2 (File No. 333-214506), filed on January 19, 2017).

(5)(e)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit (d)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-214506), filed on January 19, 2017).

(5)(f)	Form of Warrant Agreement (Incorporated by reference to Exhibit (d)(6) to the Registrant’s Registration Statement on Form N-2 (File No. 333-214506), filed on January 19, 2017).

(5)(g)	Form of Certificate of Designations for Preferred Stock (Incorporated by reference to Exhibit (d)(7) to the Registrant’ s Registration Statement on Form N-2 (File No. 333-214506), filed on January 19, 2017).

(5)(h)	Statement of Eligibility of Wells Fargo Bank, National Association, as Trustee, on Form T-1 (Incorporated by reference to Exhibit (d)(8) to the Registrant’s Registration Statement on Form N-2 (File No. 333-230801), filed on April 10, 2019).

(5)(i)	Underwriting Agreement, dated February 6, 2020, by and among Goldman Sachs BDC, Inc., Goldman Sachs Asset Management, L.P. and BofA Securities, Inc., as representative of the several underwriters named in Schedule A thereto. (Incorporated by reference to Exhibit 1.1 to the Registrant ’s Current Report on Form 8-K (file no. 814-00098), filed on February 11, 2020).

(5)(j)	Indenture, dated as of February 10, 2020, relating to the 3.750% Notes due 2025, by and between Goldman Sachs BDC, Inc. and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (file no. 814-00098), filed on February 11, 2020).

(5)(k)	First Supplemental Indenture, dated as of February 10, 2020, relating to the 3.750% Notes due 2025, by and between Goldman Sachs BDC, Inc. and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (file no. 814-00098), filed on February 11, 2020).

(5)(l)	Form of 3.750% Notes due 2025 (Incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K (file no. 814-00098), filed on February 11, 2020).

(6)	Second Amended and Restated Investment Management Agreement, dated as of June 15, 2018, between Goldman Sachs BDC, Inc. and Goldman Sachs Asset Management, L.P. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00998), filed on June 15, 2018).

(7)	Form of Underwriting Agreement for Equity Securities (Incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-214506), filed on January 19, 2017).

(8)	Not applicable.

(9)	Custody Agreement, dated as of April 1, 2013, between Goldman Sachs BDC, Inc. and State Street Bank and Trust Company (Incorporated by reference to Exhibit (j) to pre-effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (File No.. 333-187642), filed on March 10, 2015).

(10)	Not applicable.

(11)	Opinion and Consent of Dechert LLP (Incorporated by reference to Exhibit 11 to the Registrant’s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

(12)	Opinion and Consent of Dechert LLP, as to certain tax matters.*

(13)(a)	Administration Agreement, dated as of April 1, 2013, between Goldman Sachs BDC, Inc. and State Street Bank and Trust Company (Incorporated by reference to Exhibit (k)(3) to pre-effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File No. 333-187642), filed on March 3, 2015).

(13)(b)	Senior Secured Revolving Credit Agreement, dated as of September 19, 2013, among Goldman Sachs BDC, Inc., as Borrower, the Lenders party thereto, and SunTrust Bank, as Administrative Agent (Incorporated by reference to Exhibit (k)(5) to pre-effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (File No. 333-187642), filed on March 10, 2015).

(13)(c)	First Omnibus Amendment to Senior Secured Revolving Credit Agreement and Guarantee and Security Agreement, dated as of October 3, 2014, among Goldman Sachs BDC, Inc., as Borrower, the Lenders party thereto, and SunTrust Bank, as Administrative Agent and as Collateral Agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-35851), filed on May 14, 2015).

(13)(d)	Joinder Agreement, dated as of January 16, 2015, by HSBC Bank USA, National Association, as Assuming Lender, in favor of Goldman Sachs BDC, Inc., as Borrower, and SunTrust Bank, as Administrative Agent under the Revolving Credit Facility (Incorporated by reference to Exhibit 10.2 to the Registrant ’s Quarterly Report on Form 10-Q (File No. 001-35851), filed on May 14, 2015).

(13)(e)	Joinder Agreement, dated as of March 27, 2015, by CIT Finance LLC, as Assuming Lender, in favor of Goldman Sachs BDC, Inc., as Borrower, and Sun Trust Bank, as Administrative Agent under the Revolving Credit Facility (Incorporated by reference to Exhibit 10.3 to the Registrant’ s Quarterly Report on Form 10-Q (File No. 001-35851), filed on May 14, 2015).

(13)(f)	Joinder Agreement, dated as of February 27, 2019, by MUFG Union Bank, N.A., as Assuming Lender, in favor of Goldman Sachs BDC, Inc., as Borrower, and SunTrust Bank, as Administrative Agent under the Revolving Credit Facility (Incorporated by reference to Exhibit 10.25 to the Registrant ’s Annual Report on Form 10-K (File No. 814-00998), filed on February 28, 2019).

(13)(g)	Second Amendment to Senior Secured Revolving Credit Agreement, dated as of November 4, 2015, among Goldman Sachs BDC, Inc., as Borrower, the Lenders party thereto, SunTrust Bank, as Administrative Agent and as Collateral Agent, and, solely with respect to Section 5.9, DDDS BL, LLC (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00998), filed on November 5, 2015).

(13)(h)	Third Amendment to Senior Secured Revolving Credit Agreement, dated as of December 16, 2016, among Goldman Sachs BDC, Inc., as Borrower, the Lenders party thereto, and SunTrust Bank, as Administrative Agent and as Collateral Agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K (File No. 814-00998), filed on December 21, 2016).

(13)(i)	Fourth Amendment to Senior Secured Revolving Credit Agreement, dated as of February 21, 2018, among Goldman Sachs BDC. Inc., as Borrower, the Lenders party thereto, and SunTrust Bank as Administrative Agent and as Collateral Agent (Incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K (File No. 814-00998), filed on February 22, 2018).

(13)(j)	Fifth Amendment to Senior Secured Revolving Credit Agreement, dated as of September 17, 2018, among Goldman Sachs BDC, Inc., as Borrower, the Lenders party thereto and SunTrust Bank, as Administrative Agent and as Collateral Agent (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 814-00998), filed on September 17, 2018).

13(k)	Sixth Amendment to Senior Secured Revolving Credit Agreement, dated as of February 25, 2020, among the Company, as Borrower, the lenders party thereto, Truist Bank (as successor by merger to SunTrust Bank), as Administrative Agent and as Collateral Agent (Incorporated by reference to Exhibit 10.1 to the Registrant’ s Current Report on Form 8-K (File No. 814-00998), filed on February 28, 2020).

(13)(l)	Transfer Agency and Services Agreement, effective as of May 2, 2016, by and between Goldman Sachs BDC, Inc., Computershare Inc. and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 814-00998), filed on May 9, 2016).

(13)(m)	License Agreement, dated as of April 1, 2013, between Goldman Sachs BDC, Inc. and the Goldman, Sachs & Co. (Incorporated by reference to Exhibit (k)(4) to pre-effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File No. 333-187642), filed on March 3, 2015).

(14)(a)	Consent of PricewaterhouseCoopers LLP (Goldman Sachs BDC, Inc.) (Incorporated by reference to Exhibit 14(a) to the Registrant’ s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

(14)(b)	Report of PricewaterhouseCoopers LLP regarding the senior security table contained herein (Goldman Sachs BDC, Inc.) (Incorporated by reference to Exhibit 14(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

(14)(c)	Consent of PricewaterhouseCoopers LLP (Goldman Sachs Middle Market Lending Corp.) (Incorporated by reference to Exhibit 14(c) to the Registrant ’s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

(14)(d)	Consent of BofA Securities, Inc. (Incorporated by reference to Exhibit 14(d) to the Registrant’s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

(14)(e)	Consent of Morgan Stanley & Co. LLC (Incorporated by reference to Exhibit 14(e) to the Registrant’s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

(15)	Not applicable.

(16)	Power of Attorney (Incorporated by reference to the signature page to the Registrant’s Registration Statement on Form N-14 (File No. 333-235856), filed on January 8, 2020).

(17)(a)	Form of Proxy Card of Goldman Sachs BDC, Inc. (Incorporated by reference to Exhibit 17(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

(17)(b)	Form of Proxy Card of Goldman Sachs Middle Market Lending Corp. (Incorporated by reference to Exhibit 17(b) to the Registrant’ s Registration Statement on Form N-14 (File No. 333-235856), filed on July 13, 2020).

*	Filed herewith.

Item 17. Undertakings.

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment will be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering of them.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed on behalf of the registrant, in New York, New York on the 13th day of October, 2020.

GOLDMAN SACHS BDC, INC.

By:	/s/ Brendan McGovern
Brendan McGovern
Chief Executive Officer and President

As required by the Securities Act of 1933, this Post-Effective Amendment No. 1 has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Brendan McGovern Brendan McGovern	Chief Executive Officer and President (Principal Executive Officer)	October 13, 2020

/s/ Jonathan Lamm Jonathan Lamm	Chief Financial Officer and Treasurer (Principal Financial Officer)	October 13, 2020

/s/ David Pessah David Pessah	Principal Accounting Officer	October 13, 2020

* Jaime Ardila	Director	October 13, 2020

* Ross J. Kari	Director	October 13, 2020

* Ann B. Lane	Director	October 13, 2020

* Susan B. McGee	Director	October 13, 2020

* Katherine Uniacke	Director	October 13, 2020

/s/ Timothy J. Leach Timothy J. Leach	Director	October 13, 2020

/s/ Richard A. Mark Richard A. Mark	Director	October 13, 2020

/s/ Carlos E. Evans Carlos E. Evans	Director	October 13, 2020

*	Signed by Brendan McGovern pursuant to a power of attorney signed by each individual and filed with this registration statement on January 8, 2020.